SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES AND EXCHANGE ACT OF 1934.

          For the fiscal year ended December 31, 1999
                             OR
[   ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES AND EXCHANGE ACT OF 1934.

          For the transition period from ______ to _______
          Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware
Corporation Retirement Savings Plan, 14901 South Orange
Blossom Trail, Orlando, Florida 32837.

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Tupperware
Corporation, 14901 South Orange Blossom Trail, Orlando, Florida
32837


                        Tupperware Corporation
                        Retirement Savings Plan
                         Financial Statements
                       December 31, 1999 and 1998

         Report of Independent Certified Public Accountants

To the Participants and Administrator of the Tupperware Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Corporation Retirement Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, of investment assets both acquired and disposed of, and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Orlando, Florida
June 19, 2000

          TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 AS OF DECEMBER 31, 1999 AND 1998

                                          1999            1998
ASSETS                                 -----------    -----------

  Investments                          $91,899,687    $83,729,746
                                       -----------    -----------
   Receivables:
    Due from brokers for securities
      sold                                  26,540         39,792
    Accrued income                         352,963        339,260
    Company contributions                    3,386         64,025
    Employees' contributions                   696         71,191
                                       -----------    -----------
          Total receivables                383,585        514,268
                                       -----------    -----------
TOTAL ASSETS                            92,283,272     84,244,014
                                       -----------    -----------




LIABILITIES

   Accrued expenses                         88,875        104,848
   Due to brokers for securities
     purchased                             189,646        187,581
                                       -----------    -----------
TOTAL LIABILITIES                          278,521        292,429
                                       -----------    -----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                       $92,004,751    $83,951,585
                                       -----------    -----------

The accompanying notes are an integral part of these financial statements.

           TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                                           1999          1998
                                       -----------   -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT BEGINNING OF YEAR   $83,951,585   $86,951,446
                                       -----------   -----------
ADDITIONS TO NET ASSETS

   Net Company contributions             2,155,285     2,088,345
   Employees' contributions              2,191,957     2,191,159
   Employees' rollovers                    101,254         3,374
   Net realized gain on sale
     of investments                      3,658,414     3,004,061
   Change in unrealized appreciation/
     depreciation in fair value
     of investments                      5,869,545    (5,705,094)
   Interest and dividend income          4,824,382     4,556,479
                                       -----------   -----------
          TOTAL ADDITIONS               18,800,837     6,138,324
                                       -----------   -----------

DEDUCTIONS FROM NET ASSETS

   Distributions to participants for
     benefit payments                   10,320,124      8,716,094
   Administrative expenses                 427,547        422,091
                                       -----------   ------------
          TOTAL DEDUCTIONS              10,747,671      9,138,185
                                       -----------   ------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR             $92,004,751    $83,951,585
                                       -----------    -----------

The accompanying notes are an integral part of these financial statements.

                TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - DESCRIPTION OF THE PLAN

General

The Tupperware Corporation Retirement Savings Plan (the Plan) is a defined contribution plan covering eligible employees of Tupperware U.S., Inc., Dart Industries Inc., Tupperware Products,
S.A., Tupperware Services, Inc., Tupperware Home Parties
Corporation and Tupperware Corporation (the Company).

The investment assets of the Plan are held in the Tupperware
Corporation Defined Contribution Trust (the Trust) by Bankers
Trust Company (the Trustee), a subsidiary of Deutsche Bank.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Directors Committee of the Board of Directors of the Company.

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours during a year, may participate in the Plan following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan following the 12 month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions

A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the Code). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company matching contributions to the Plan are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation, and Company basic contributions are an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the
SSWB) of $72,600 for 1999 and $68,400 for 1998, and 6% of eligible compensation above the SSWB.

Participants elect to invest their contributions and the basic Company contribution in 1% increments in nine investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, international equities and Company stock. All Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

                        Years of                   Vested
                         Service                 Percentage
                    -----------------            ----------
                    Less than 1                      0%
                    1 but less than 2               20
                    2 but less than 3               40
                    3 but less than 4               60
                    4 but less than 5               80
                    5 or more                      100

Participants who are age 65 or over, die, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and bear interest at a rate of prime plus one percentage point at the time the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investments using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service (I.R.S.). The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. Forfeitures applied to reduce Company contributions during the year ended December 31, 1999 and 1998 were $86,238 and $87,449, respectively.


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company.

Asset Valuation

The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Investments traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Investments for which quotations are not readily available are stated at estimated fair values as determined by the Trustee. Participant loans are stated at contract value which approximates fair value. Guaranteed investment contracts, bank investment contracts and similar investments are valued at contract value.

Security Transactions and Investment Income

Purchases and sales of investments by the Trust are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with the AICPA Audit and Accounting Guide - "Audits of Employee Benefit Plans." Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end, and have requested a distribution which was approved but not yet paid at period end.

The amounts to be paid to participants who have withdrawn prior to or on December 31, 1999 and December 31, 1998 were $109,412 and
$143,520, respectively.


NOTE 3 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continues into the future; however, MCEB reserves the right to terminate the Plan.
In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.


NOTE 4 - TAX STATUS

The Plan has obtained a favorable determination letter dated June 1, 1998, on the tax status of the Plan from the Internal Revenue Service. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


NOTE 5 - INVESTMENTS

Assets and investment earnings of the Trust are held in investment accounts which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage
the funds' portfolio risk and reward characteristics.   Net
investment income/(loss) included in the Plan's statement of changes in net assets available for plan benefits represents the Plan's net realized gain/(loss) on sale of investments, change in unrealized appreciation/depreciation in the fair value of investments, interest income, dividend income, and administrative expenses for the year. The net investment income/(loss) is allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's total assets available for Plan benefits at December 31, 1999 and 1998 are as follows:

                                     Current Value   Current Value
Description                              1999            1998
                                     -------------    ------------
Tupperware Corporation Common Stock*   $11,329,578    $10,339,946
Bankers Trust Company,
  Institutional Equity 500 Fund         24,521,446     21,544,211
Miller, Anderson & Sherrerd
  Group Annuity, 8.085%                 14,955,387     15,285,363
Standish, Ayer & Wood
  Group Annuity, 7.606%                 14,859,421     15,188,722
Dimensional Fund Advisors, Inc.
  US Small Cap High Book and
  Market Portfolio                       6,311,394      4,814,214
Pilgrim Baxter & Assoc.,
  PBGH Growth Fund                       6,725,890      5,314,246
Other                                   13,196,571     11,243,044
                                       -----------    -----------
   Total Assets Held for Investment    $91,899,687    $83,729,746
                                       -----------    -----------

* Includes nonparticipant-directed amounts

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,527,959 as follows:

          Common stock                       $  599,782
          Registered investment companies     8,928,177
                                             ----------
                                             $9,527,959
                                             ----------

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the fund containing the nonparticipant-directed investments as of December 31 is as follows:

  Company Stock Fund                      1999             1998
                                       -----------     -----------

   Net Assets:

     Tupperware Corporation
       common stock                    $11,329,578     $10,339,946
     Short-term investments                546,090         410,150
     Receivables                           148,859         187,579
     Transfers from clearing account          -            127,777
     Other liabilities                      (4,202)         (4,202)
                                       -----------     -----------
                                       $12,020,325     $11,061,250
                                       -----------     -----------


                                                    Year Ended
                                                December 31, 1999
                                                -----------------
Changes in Net Assets:
   Contributions                                    $ 1,329,323
   Participant loans, net                               (14,169)
   Dividend & interest income                           598,993
   Realized gain                                        236,221
   Change in unrealized appreciation/
     depreciation in fair value of investments          363,561
   Benefits paid to participants                     (1,421,567)
   Administrative expenses                              (48,132)
   Transfers to participant-directed investments        (85,155)
                                                    -----------
                                                     $  959,075
                                                    -----------


NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investments managed by Bankers Trust. Bankers Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Amounts paid to Bankers Trust were for trustee and performance management fees; no fees were paid by the Plan for investment management services for the years ended December 31, 1999 and 1998.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits included in the financial statements to net assets available for plan benefits included in the Form 5500:

                                           1999           1998
                                       -----------    -----------
    Net assets available for plan
      benefits per the financial
      statements                       $92,004,751    $83,951,585
    Less: participant distributions
      payable                             (109,412)      (143,520)
                                       -----------    -----------
    Net assets available for
      plan benefits per Form 5500      $91,895,339    $83,808,065
                                       -----------    -----------


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                             1999         1998
                                         -----------   ----------
   Benefits paid to participants per
     the financial statements            $10,320,124   $8,716,094
   Decrease in distributions allocated
     to withdrawing participants             (34,108)    (547,420)
                                         -----------   ----------
   Distributions to participants
     per Form 5500                       $10,286,016   $8,168,674
                                         -----------   ----------

Benefits payable to withdrawing participants are recorded on Form
5500 for benefit claims that have been approved for payment prior to December 31 but have not yet been paid as of that date.

                                                            Schedule I

       TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    DECEMBER 31, 1999

                                Par Value or                Current or
                                 Number of                  Estimated
Description                       Shares          Cost      Value
--------------------------      ------------   -----------  -----------
INTEREST INCOME CONTRACTS

Miller, Anderson & Sherrerd
 Group Annuity 8.085%           $14,955,387    $14,955,387  $14,955,387

Standish, Ayer & Wood Group
 Annuity 7.606%                  14,859,421     14,859,421   14,859,421
                                               -----------  -----------
TOTAL INTEREST INCOME CONTRACTS                 29,814,808   29,814,808
                                               -----------  -----------
COLLECTIVE/COMMON TRUST

*Bankers Trust Company
  Pyramid Directed Cash
  Account                         4,057,329      4,057,329    4,057,329
                                               -----------  -----------
REGISTERED INVESTMENT COMPANIES

*Bankers Trust Company
 Institutional Equity 500 Fund      132,915     14,165,017   24,521,446

Dimensional Fund Advisors, Inc.
 US Small Cap High Book and
 Market Portfolio                   339,870      6,219,891    6,311,394

Pilgrim Baxter & Assoc.,
 PBHG Growth Fund                   141,956      2,971,600    6,725,890

Morgan Stanley Asset Mgmt.,
 Inc. Institutional Fund
 International Equity, Class A      154,734      2,867,721    3,037,427

Putnam International Growth
 Fund, Class A                      111,446      2,272,856    3,307,728
                                               -----------  -----------
 TOTAL REGISTERED INVESTMENT
 COMPANIES                                      28,497,085   43,903,885
                                               -----------  -----------
Tupperware Corporation,
 Common Stock, $0.01 par            668,905     15,625,291   11,329,578

Retirement Savings Plan
 Participant Loan Fund Interest
 Rate Range: 7%-10%; Terms
 from 1 Year to 5 Years          $2,794,087      2,794,087    2,794,087
                                               -----------  -----------

        TOTAL INVESTMENTS                      $80,788,600  $91,899,687
                                               -----------  -----------

* Bankers Trust is the Trustee of the Plan and, therefore, is identified as a party-in-interest

                                                         Schedule II


            TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
      SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF
                DURING THE YEAR ENDED DECEMBER 31, 1999

                               Par Value or
                               Number of      Purchase    Sales
Description                    Shares         Cost        Proceeds
-----------------------------  ------------   ----------  ----------
Security Life of Denver
  Contract                     $    13,758    $   13,758
  #FV0108B, 3.87%, 7/20/99         490,397                $  490,397


Miller, Anderson & Sherrerd
 Group Annuity                   1,076,788     1,076,788
 8.085%                          1,406,763                 1,406,763


Standish, Ayer & Wood Group
 Annuity                         1,077,462     1,077,462
 7.606%                          1,406,763                 1,406,763


Participant Loans                1,494,179     1,494,179
Various rates and durations      1,186,640                 1,186,640

                                                           Schedule III

            TUPPERWARE CORPORATION RETIREMENT SAVINGS PLAN
                  SCHEDULE OF REPORTABLE TRANSACTIONS
                DURING THE YEAR ENDED DECEMBER 31, 1999

                   Cumulative Transactions by Issue
                      Exceeding 5% of Net Assets


Bankers Trust Company
  Bankers Trust Pyramid
  Directed Cash Account


Purchases                 Sales
------------------------  ------------------------------------------------
Number of                 Number of                              Gain
Transactions   Amount     Transactions    Cost        Amount     on Sale
------------ -----------  ------------ -----------  ----------- ----------

350          $28,985,057  346          $28,129,892  $28,129,892 $        0



Bankers Trust Company
  Bankers Trust
  Institutional
  Equity 500 Fund


Purchases                 Sales
-----------------------   -------------------------------------------------
Number of                 Number of                               Gain
Transactions  Amount      Transactions    Cost        Amount      on Sale
------------  ---------   ------------- ----------  ----------  -----------

111          $4,534,708   146           $3,086,705  $5,298,998  $2,212,293

SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2000

          TUPPERWARE CORPORATION
          RETIREMENT SAVINGS PLAN



          By:
              Thomas M. Roehlk,
              Chairman of the Management Committee
                for Employee Benefits




EXHIBIT INDEX

Exhibit No.

    23     Consent of Independent Certified Public Accountants to
the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.




[TYPE]EX-23
[DESCRIPTION]CONSENT OF INDEPENDENT CERTIFIED PUBLIC
               ACCOUNTANTS



                     EXHIBIT 23

      CONSENT OF INDEPENDENT CERTIFED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-18331) of Tupperware Corporation of our report dated June 19, 2000 relating to the financial statements of the Tupperware Corporation Retirement Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
Orlando, Florida
June 26, 2000